SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2009

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

                           Form 20-F [X]    Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                          012 SMILE.COMMUNICATIONS LTD.

                                EXPLANATORY NOTE

The following exhibit is attached:


99.1 Form of Immediate Report re 012 Smile.Communications Ltd. has approved receipt of a loan of up to NIS 250 million from Internet Gold - Golden Lines Ltd. filed with the Israel Securities Authority and the Tel Aviv Stock Exchange October 29, 2009.






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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  October 29, 2009





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                                  EXHIBIT INDEX



EXHIBIT NO.        DESCRIPTION
----------         -----------

99.1               Form of Immediate Report re 012 Smile.Communications Ltd.
                   has approved receipt of a loan of up to NIS 250 million from Internet Gold - Golden Lines Ltd. filed with the Israel Securities Authority and the Tel Aviv Stock Exchange October 29, 2009.